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20008314

S̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶N̶

FORM X-17A-5 T
PART III

SEC FILE NUMBER
8- 69459

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IDX Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Madison Avenue, 5th Floor

(No. and Street)

New York   **NY**   **10012**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keigo Yamaguchi   917-370-5767

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC

(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor   **New York**   **NY**   **10018**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

FEB 2 6 2020

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keigo Yamaguchi _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

IDX Markets, LLC _____ , as

of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____   _____

_____   _____

_____   _____

[Notary seal: MARIYA NIKOLAYENKO, NOTARY, NO. 01NI6347758, QUALIFIED IN KINGS COUNTY, COMM. EXP. 09-12-2020, PUBLIC, STATE OF NEW YORK]

Signature

President / CEO
Title

Mariya Nikolayenko
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

IDX Markets, LLC
(A Wholly Owned Subsidiary of IDX II, LLC)

Index
December 31, 2019

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IDX Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IDX Markets, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

WithumSmith+Brown PC

February 11, 2020

WithumSmith+Brown, PC   506 Carnegie Center, Suite 400, Princeton, New Jersey 08540-6243   T (609) 520 1188   F (609) 520 9882   withum.com

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

1

IDX Markets, LLC
(A Wholly Owned Subsidiary of IDX II, LLC)

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	401,870
Prepaid expenses and other assets		3,122
Total Assets	$	404,992

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses		17,510
Total Liabilities		17,510
Member's equity	$	387,482
Total liabilities and member's equity	$	404,992

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2019

1. **Nature of Operations**

   IDX Markets, LLC (the "Company"), a wholly owned subsidiary of IDX II, LLC (the "Parent") is a limited liability company and was formed under the laws of the State of Delaware on January 10, 2014. On June 4, 2015, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company was formed for the purpose of providing broker dealer services including making markets in over-the-counter corporate securities, selling corporate debt securities, research and operating an alternative trading system ("ATS") and has not yet commenced revenue producing activities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Concentrations

   All of the Company's cash is on deposit with a single financial institution.

   Income Taxes

   The Company is a single member limited liability company and has elected to be taxed as a corporation for federal income tax reporting purposes. The Parent is also a single member entity that has elected to be taxed as a corporation.

   At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

   Since the Company has a taxable loss, there is no current tax provision recorded in these financial statements. The Company has a deferred tax asset of $ 129,438 relating to federal, state and local net operating loss carryforwards. Management has determined that a full valuation allowance for the entire deferred tax asset is appropriate. The Federal NOLs will begin to expire in 2034.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), the company will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has not yet commenced any revenue producing activities. As a result, there was no accounts receivable, contract assets or contract liabilities as of January 1, 2019 or December 31, 2019.

Leases

In February 2016, FASB issued ASU 2016-02 (Topic 842) standards for the presentation of leases that requires both lessors and lessees to recognize operating and financing leases on the balance sheet. As a lessee, the Company considered the effects of this pronouncement on the financial statements for 2019 and determined there was no impact from the solitary lease (see Note 5) of its office premises.

3. Transactions with Related Parties

IDX Markets received a capital contribution of $345,000 from its sole member in December 2019.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $384,360 which exceeded the required net capital by $379,360. The ratio of aggregate indebtedness to net capital, at December 31, 2019 was .05:1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act . In accordance with the FINRA membership agreement, the Company, is designated to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. IDX has not yet commenced revenue producing activities and accordingly does.not handle cash or securities on behalf of customers.

5. **Commitments**

   The Company leases office space, including furniture and fixtures, on a month to month basis. The agreement can be terminated with 30 day notification.

   The Company also has a security deposit of $1,125 which is included in other assets in the accompanying Statement of Financial Condition. Rent expense for the year ended December 31, 2019 was $10,200.

6. **Subsequent Events**

   The Company has evaluated subsequent events through the date the financial statements were available to be issued. There were no subsequent events.